

15049220

SEC
Mail Processing
Section
MAR 04 2015
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KANSAS CITY BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 ANTIOCH, STE 420
(No. and Street)

OVERLAND PARK	KANSAS	66204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY MARCHESI — 913-384-4994
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

511-B NORTH MUR-LEN ROAD	OLATHE	KANSAS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2015
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, TIMOTHY MARCHESI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KANSAS CITY BROKERAGE, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA BEARD
My Appointment Expires
February 10, 2018

Timothy J Marchesi
Signature

PRESIDENT
Title

Barbara Beard
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

CONTENTS

SEC
Mail Processing
Section

MAR 04 2015
Washington DC
408

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kansas City Brokerage, Inc.

We have audited the accompanying financial statements of Kansas City Brokerage, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kansas City Brokerage, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kansas City Brokerage, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Kansas City Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Kansas City Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 26, 2015

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	28,484
Certificates of Deposit		140,318
Consulting contract receivables		23,434
Due from Clearing Agent		263
Other Receivables from Parent		1,550
Interest Receivable		51
Total assets	$	194,100
Liabilities		
Services due to customers	$	19,538
Third-party payer funds		14,172
Due to Parent		11,000
Total liabilities		44,710
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	$	10
Additional paid-in capital		277,724
Retained deficit		(128,344)
Total stockholders' equity		149,390
Total liabilities and stockholders' equity	$	194,100

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenues	
Brokerage income, net of clearing broker commissions	$ 13,515
Other income	1,458
	14,973
Expenses	
Purchased services	13,137
Other expenses	15,542
Total expenses	28,679
Net Income	$ (13,706)

See Independent Auditor's Report

Kansas City Brokerage, Inc.
Statement of Retained Deficit
Year Ended December 31, 2014

Balance (Deficit), January 1, 2014	$	(114,638)
Net Income		(13,706)
Balance (Deficit), December 31, 2014	$	(128,344)

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Operating Activities	
Net Income	$ (13,706)
Changes in	
Consulting contract receivables	10,096
Due to parent	(10,125)
Third-party payer funds	(91,203)
Due from Clearing Agent	3,857
Interest Receivable	(4)
Net cash provided by operating activities	(101,085)
Investing Activities	
Purchase of Certificates of Deposit – Interest Rollover	(1,316)
Net cash used in investing activities	(1,316)
Increase in Cash and Cash Equivalents	(102,401)
Cash and Cash Equivalents, Beginning of Year	130,885
Cash and Cash Equivalents, End of Year	$ 28,484

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA). The Company is a Kansas Corporation.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Certificates of Deposit

Certificates of deposit are carried at historical cost, which approximates fair value. Certificates of deposit mature through 2015.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company had a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provided that the Company pay $5,000 per month for the period from January 1, 2008 to December 31, 2008. This agreement was amended June 1st, 2008 and there is no longer a service fee being charged.

Note 3: Income Taxes

No provision or benefit for income taxes is recorded in the accompanying statement of operations as the Company has a net loss for both financial reporting and income tax purposes.

The tax effects of temporary differences related to defer taxes are as follows:

Deferred tax assets		
Services due to customers	$	3,908
Net operating loss carryforwards		72,220
Net deferred tax asset before valuation allowance	$	76,128
Valuation allowance		
Beginning balance	$	73,387
Increase during the period		2,741
Ending balance		76,128
Net deferred tax asset	$	-0-

The Company has unused operating loss carryforwards of approximately $361,100, which will expire between 2020 and 2029.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2014.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

Note 4: Net Capital Requirements - Continued

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .3720 to 1 as of December 31, 2014. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $120,196 as of December 31, 2014, which exceeded the required net capital by $115,196.

Note 5: Cash

As of December 31, 2014, the Company's deposits were fully insured by FDIC insurance coverage.

Note 6: Subsequent Events

Subsequent events were reviewed up until February 26th, 2015 which was the day the financial statements were available for issue.



Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2014

Schedule I

Aggregate Indebtedness	$	44,710
Stockholders' Equity	$	149,390
Less Nonallowable Assets		
Consulting contract receivables		(24,984)
Less haircuts on certificates of deposit account		(4,210)
Excess Net capital		120,196
Less net capital requirements – greater of $5,000 or 1/15 of Aggregate indebtedness		(5,000)
Net capital in excess of requirement	$	115,196
Ratio of Aggregate Indebtedness to Net Capital		.3720 to 1

Note: The Company is in compliance with the exemption provision from Rule 15c3-3.

Note: There was no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.

Kansas City
BROKERAGE, INC.

SCHEDULE II

February 25, 2015

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, KS 66062

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief:

1. Kansas City Brokerage, Inc. claims exemption **15c-3(k)(2)(ii)** from 15c-3;
2. Kansas City Brokerage, Inc. has met the identified exemption from January 1, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3 below.
3. Kansas City Brokerage, Inc. has had no exception to report this fiscal year.

Regards,

Timothy Marchesi
President
Kansas City Brokerage, Inc.


FINRA
Member

P.O. Box 7027 • Kansas City, Missouri 64113 • 913-384-4994
6320 Lamar • Overland Park, Kansas • 66202
(A Subsidiary of DeMarche Associates, Inc.)


SIPC
Member

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

Schedule III

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Timothy Marchesi
Kansas City Brokerage, Inc.
6700 Antioch, Suite 420
Overland Park, KS 66204

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), in which Kansas City Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kansas City Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and Kansas City Brokerage, Inc. stated that Kansas City Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kansas City Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedure to obtain evidence about Kansas City Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 26, 2015